

April 23, 2015

VIA E-mail
Mr. William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation
2835 KEMET Way
Simpsonville, South Carolina 29681

  Re: **KEMET Corporation**
     Form 10-K for the year ended March 31, 2014
     Filed May 30, 2014
     File No. 001-15491

Dear Mr. Lowe:

  We have reviewed your April 2, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 20, 2015 letter.

Form 8-K dated March 16, 2015

Exhibit 99.1

1. We note in your response to comment 1 that you propose to continue the use of the non-GAAP income statement with the modifications noted. However, we note that the non-GAAP income statement format results in the presentation of a number of non-GAAP financial measures for which you have not provided all of the disclosures required by Items 100(a)(1) and (2) of Regulation G. For example, on the current slide 27, you present summary GAAP results for KEMET Corporation that you state corresponds to the KEMET column on slide 23. However, we note that slide 23 includes line items that are not presented on slide 27 and that certain line items presented on slide 23 appear to differ from the GAAP income statement for the period. Please revise the presentation in the future to include the required reconciliation for *each* non-GAAP measure presented.

2.   We note that the combined income statement presentation you present throughout the filing combines your results with those of NEC Tokin. We note that NEC Tokin is not a consolidated entity due to the fact that you do not have the power to direct the significant activities of NEC Tokin. Further, it appears that the amounts presented for NEC Tokin throughout this presentation represents 100% of the results of operations of NEC Tokin. Noting that a presentation that combines your results with 100% of the results of operations of NEC Tokin results in you including significant revenues and profit in which you do not have any economic interest, please explain to us how the presentation of this measure complies with the general requirements of Item 100(b) of Regulation G. Provide us with details of any additional narrative you have provided to investors regarding the "combined" income statements you present throughout this release.

You may contact Lynn Dicker at 202-551-3616 or me at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief